                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                                SEMX CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    816854103
                                 (CUSIP Number)

                          ACI CAPITAL AMERICA FUND, LP
                        707 WESTCHESTER AVENUE, 4TH FLOOR
                             WHITE PLAINS, NY 10604
                            ATTENTION: KEVIN S. PENN
                                 (212) 634-3350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                            EMANUEL S. CHERNEY, ESQ.
                                Kaye Scholer LLP
                                 425 Park Avenue
                              New York, N.Y. 10022
                                 (212) 836-8000

                                 AUGUST 30, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 12          Exhibit Index on page 9.

                                  SCHEDULE 13D

CUSIP No.  816854103

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  ACI Capital America Fund, LP
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              / /

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              None.
   NUMBER OF            --------------------------------------------------------
    SHARES              8     SHARED VOTING POWER
 BENEFICIALLY                 1,215,000 shares.
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER
   REPORTING                  None.
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              1,215,000 shares.
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,215,000 shares.
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.1%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                  PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  816854103

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  ACI Capital America GP, LLC
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              / /

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              None.
   NUMBER OF            --------------------------------------------------------
    SHARES              8     SHARED VOTING POWER
 BENEFICIALLY                 1,215,000 shares.
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER
   REPORTING                  None.
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              1,215,000 shares.
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,215,000 shares.
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.1%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                  OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission by ACI Capital America Fund, LP (the "Purchaser") on June 12, 2000, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 1.     Security and Issuer.

            Item 1 is hereby amended and restated in its entirety to read as follows:

            "The securities to which this Statement on Schedule 13D relates are the common stock, $.10 par value per share (the "Common Stock") of SEMX Corporation, a corporation incorporated under the laws of the State of Delaware (the "Issuer").

            On June 1, 2000, the Purchaser acquired a warrant to purchase 900,000 shares of Common Stock at an initial exercise price of $10.00 per share, subject to certain adjustments set forth in said warrant (the "Warrant"). A copy of the Warrant is attached hereto as Exhibit 1 and incorporated by reference. The Warrant was acquired in connection with the purchase by the Purchaser of 90,000 shares of Series B Preferred Stock of the Issuer (the "Preferred Stock") at a purchase price of $100.00 per share, pursuant to the terms of that certain Preferred Stock Purchase Agreement dated June 1, 2000 (the "Purchase Agreement"), by and among the Issuer, the Purchaser and another purchaser specified therein. A copy of the Purchase Agreement is attached hereto as
Exhibit 2 and incorporated by reference.

            On August 22, 2002, the Purchaser acquired a warrant to purchase 225,000 shares of Common Stock at an initial exercise price of $3.00 per share, subject to certain adjustments set forth in said warrant (the "August 2002 Warrant"). A copy of the August 2002 Warrant is attached hereto as Exhibit 7 and incorporated by reference. The August 2002 Warrant was acquired pursuant to the terms and conditions of that certain Amended and Restated Agreement, dated as of March 29, 2002 (the "March 29, 2002 Agreement"), by and among the Issuer, Purchaser and another party named therein. A copy of the March 29, 2002 Agreement is attached hereto as Exhibit 6 and incorporated by reference.

            The principal office of the Issuer is located at 1 Labriola Court, Armonk, NY 10504."

Item 2.     Identity and Background.

            (a), (b) and (c). The following information is given with respect to the persons filing this statement:

            ACI Capital America Fund, LP ("Purchaser") is a Delaware limited partnership with its principal office located at 707 Westchester Avenue, 4th Floor, White Plains, NY 10604. It is engaged in the business of investing in public and private companies.

            ACI Capital America GP, LLC (together with Purchaser, the "Reporting Persons") is a Delaware limited liability company with its principal office located at 707 Westchester Avenue, 4th Floor, White Plains, NY 10604. Its purpose is to serve as the sole general partner of Purchaser. Its sole managing member is Kevin S. Penn ("Mr. Penn"). Mr. Penn's business address is 65 East 55th Street,18th Floor, New York, NY 10022. His principal occupation is serving as Managing Director of ACI Capital Co., Inc., 65 East 55th Street,18th Floor, New York, NY 10022. ACI Capital Co., Inc. is engaged in the business of investing in public and private companies.

            (d) and (e). During the last five years, neither of the Reporting Persons nor Mr. Penn has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or Mr. Penn was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f). Mr. Penn is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated in its entirety to read as follows:

            "The aggregate purchase price for the Warrant and the Preferred Stock of the Issuer was $9,000,000. The source of the funds for the purchase was the working capital of Purchaser.

            There was no payment in cash made in respect of the issuance of the August 2002 Warrant. The August 2002 Warrant was issued in connection with the March 29, 2002 Agreement, pursuant to which, among other things, the Purchaser waived certain of its rights in respect of the Warrant and the Preferred Stock in consideration of the Issuer's agreement to issue the August 2002 Warrant to the Purchaser."

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended and restated in its entirety to read as follows:

            "On June 1, 2002, the Purchaser purchased the Warrant and the Preferred Stock from the Issuer pursuant to the Purchase Agreement. On August 22, 2002, the Issuer issued the August 2002 Warrant to the Purchaser. The Purchaser (i) purchased the Warrant and the Preferred Stock and (ii) acquired the August 2002 Warrant from the Issuer for investment purposes.

            The Reporting Persons may from time to time acquire additional securities of the Issuer in the open market or in privately negotiated transactions, subject to availability of such securities at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their securities in the open market or in privately negotiated transactions subject to the restrictions referred to in
Item 6.

            The Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series B Preferred Stock, filed with Secretary of State of the State of Delaware on June 1, 2000 (the "Certificate of Designation"). A copy of the Certificate of Designation is attached hereto as Exhibit 3 and incorporated by reference. Under the Certificate of Designation, Purchaser has the right to appoint two additional members of the Board of Directors (the "Series B Directors"). The Purchaser has appointed Mr. Penn and Mr. Douglas S. Holladay, Jr. as its two Series B Directors.

            Except as set forth in the three immediately preceding paragraphs, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above."

Item 5.     Interest in Securities of the Issuer.

            (a) and (b). Based on the Issuer's Form 10-K for the fiscal year ended December 31, 2001, 6,330,703 shares of Common Stock were outstanding as of April 26, 2002. By reason of its acquisition of the Warrant and the August 2002 Warrant, Purchaser beneficially owns 1,215,000 shares of Common Stock, which represents beneficial ownership of approximately 16.1% of the issued and outstanding shares of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934).

            (c) Except for the acquisition of the August 2002 Warrant as described in more detail above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            Item 6 is hereby amended and restated in its entirety to read as follows:

            "Purchaser acquired the Warrant and Preferred Stock pursuant to the Purchase Agreement which is described in Item 4 above. At the closing of the acquisition of the Warrant and the Preferred Stock, the Issuer, the Purchaser and another purchaser specified therein entered into that certain Registration Rights Agreement, dated as of June 1, 2000, a copy of which is attached hereto as Exhibit 4 and incorporated by reference.

            As of November 13, 2001, the Issuer was not in compliance with a coverage ratio requirement set forth in Section 4(b)(iii) of the Certificate of Designation. As a consequence of such non-compliance, Purchaser would be entitled (i) to a higher dividend rate in respect of the Preferred Stock and
(ii) at its option, to redeem the Preferred Stock. On November 13, 2001, the Issuer, the Purchaser and another party specified therein entered into that certain Agreement dated November 13, 2001 (the "November 13, 2001 Agreement"), pursuant to which the parties agreed that (i) the Purchaser would not be entitled to receive payment in respect of a redemption of the Preferred Stock as a result of Issuer's non-compliance with its coverage ratio requirement prior to December 1, 2002, (ii) there would be no increase in the dividend rate prior to March 31, 2002 as a result of such non-compliance and (iii) effective March 31, 2002, Section 14.1 of the Warrant would be amended such that the Purchaser's right to exercise its put right in respect of the Warrant would become effective upon any redemption of the Preferred Stock pursuant to

Section 5 of the Certificate of Designation, rather than upon a Change of Control (as defined in the Warrant) of the Issuer. A copy of the November 13, 2001 Agreement is attached hereto as Exhibit 5 and incorporated by reference.

            On March 29, 2002, the November 13, 2001 Agreement was amended and restated by the March 29, 2002 Agreement, pursuant to which (i) the parties agreed that the Purchaser would not be entitled to receive payment in respect of a redemption of the Preferred Stock as a result of Issuer's non-compliance with its coverage ratio requirement prior to January 3, 2003, (ii) the parties agreed that there would be no increase in the dividend rate prior to January 3, 2003 as a result of such non-compliance, (iii) the definition of "Change of Control" in the Warrant was amended such that a Change of Control of the Issuer would be deemed to occur upon any group of persons or entities acquiring the beneficial ownership of thirty percent (30%) or more of the Issuer, rather than a majority,
(iv) the Issuer agreed to grant the Purchaser the August 2002 Warrant and (v)
Section 14.1 of the Warrant was amended such that (x) the Purchaser's right to exercise its put right in respect of the Warrant would become effective upon (I) any redemption of the Preferred Stock pursuant to Section 5 of the Certificate of Designation, (II) the occurrence of a Bankruptcy Event (as defined in the March 29, 2002 Agreement) or (III) a Change of Control (as defined in the Warrant) of the Issuer, (y) the Purchaser would not be entitled to exercise its put right solely as a result of a redemption of the Preferred Stock pursuant to
Section 5 of the Certificate of Designation prior to January 3, 2003 and (z) the Purchaser would not be entitled to exercise its put right solely as a result of a redemption of the Preferred Stock pursuant to Section 5 of the Certificate of Designation unless, for the calendar year 2002, there had been no period of twenty (20) consecutive trading days for which the Daily Market Price (as defined in the Warrant) of the Common Stock was greater than $5.00 per share.

            On August 22, 2002, Issuer granted the Purchaser the August 2002 Warrant in accordance with the terms and conditions of the March 29, 2002 Agreement. At the closing of the acquisition of the August 2002 Warrant, the Issuer, the Purchaser and another purchaser specified therein entered into that certain Registration Rights Agreement, dated as of August 22, 2002, a copy of which is attached hereto as Exhibit 8 and incorporated by reference."

Item 7.     Material to Be Filed as Exhibits.

            Item 7 is hereby amended by adding the following exhibits at the end thereof:

      5. Agreement dated November 13, 2001, among SEMX Corporation, ACI Capital America Fund, LP, and another party specified therein.

      6. Amended and Restated Agreement, dated March 29, 2002, among SEMX Corporation, ACI Capital America Fund, LP, and another party specified therein.

      7. Warrant No. 8 dated August 22, 2002, issued to ACI Capital America Fund, LP.

      8. Registration Rights Agreement, dated as of August 22, 2002, by and among SEMX Corporation, ACI Capital America Fund, LP, and another purchaser specified therein.

                                   SIGNATURES

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2002           ACI CAPITAL AMERICA FUND, LP
                                 By:   ACI Capital America GP, LLC, its General
                                       Partner

                                       By: /s/ Kevin S. Penn
                                          --------------------------------------
                                          Name:  Kevin S. Penn
                                          Title: Managing Member

Dated: August 30, 2002           ACI CAPITAL AMERICA GP, LLC

                                 By: /s/ Kevin S. Penn
                                    --------------------------------------------
                                    Name:  Kevin S. Penn
                                    Title: Managing Member

EXHIBIT INDEX

Exhibit               Title                                                                         Page
-------               -----                                                                         ----
      1.    Warrant No. 1 dated June 1, 2000, issued to ACI Capital America
            Fund, LP (filed as Exhibit 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by ACI Capital America
            Fund, LP on June 12, 2000, Commission File No. 005-41939)*

      2.    Preferred Stock Purchase Agreement dated June 1, 2000, by and among
            SEMX Corporation, ACI Capital America Fund, LP, and another purchaser specified therein (filed as Exhibit 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by ACI Capital America Fund, LP on June 12, 2000, Commission File No.
            005-41939)*

      3.    Certificate of Designation, Number, Powers, Preferences and
            Relative, Participating, Optional and Other Rights of Series B
            Preferred Stock, filed with Secretary of State of the State of Delaware on June 1, 2000 (filed as Exhibit 3 to the Statement on
            Schedule 13D filed with the Securities and Exchange Commission by ACI Capital America Fund, LP on June 12, 2000, Commission File No.
            005-41939)*

      4.    Registration Rights Agreement dated June 1, 2000, by and among SEMX
            Corporation, ACI Capital America Fund, LP, and another purchaser specified therein (filed as Exhibit 4 to the Statement on Schedule
            13D filed with the Securities and Exchange Commission by ACI Capital
            America Fund, LP on June 12, 2000, Commission File No. 005-41939)*

      5.    Agreement dated November 13, 2001, among SEMX Corporation, ACI
            Capital America Fund, LP, and another party specified therein (filed as Exhibit 10.1 to the Form 10-Q filed with the Securities and Exchange Commission by SEMX Corporation on November 14, 2001,
            Commission File No. 001-10938)*

      6.    Amended and Restated Agreement, dated March 29, 2002, among SEMX
            Corporation, ACI Capital America Fund, LP, and another party specified therein...................................................

      7.    Warrant No. 8, dated August 22, 2002, issued to ACI Capital America
            Fund, LP............................................................

      8.    Registration Rights Agreement, dated as of August 22, 2002, by and among SEMX Corporation, ACI Capital America Fund, LP, and another purchaser specified therein.........................................

            *     Incorporated by Reference